Blackrock Resources Inc.
                             Unit 222, 6820-188 St.
                               Surrey, BC, V4N 3G6
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VIA EDGAR ONLY

December 1, 2009

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Re: Blackrock Resources Inc.

Mark Rakip,

In response to your letter dated November 14, 2009, Blackrock Resources Inc. wishes to address the following:

     (1) Blackrock Resources Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

     (2) The company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (3) Blackrock Resources Inc. may not assert staff comments as a defense in any proceeding Initiated by the Commission or any person under the federal securities laws of the United States.

We trust that everything is in order. If you have any questions or concerns, please feel free to contact us anytime.

Very truly yours,


/s/ Harpreet Sangha
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Harpreet Sangha